UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 15 March 2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 15 MARCH 2024

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2023.

Authorize the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending December 31, 2023.

Authorize the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2023 in the amount of EUR 4,807,412,888.42 (four billion, eight hundred and seven million, four hundred and twelve thousand, eight hundred and eighty-eight euros and forty-two cents of euro), as follows:

●	The amount of EUR 3,228,872,429 (three billion, two hundred and twenty-eight million, eight hundred and seventy-two thousand, four hundred and twenty-nine euros) to the payment of dividends, of which:

a)

EUR 952,075,680.80 (nine hundred and fifty-two million, seventy-five thousand, six hundred and eighty euros and eighty cents of euro) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2023 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 27 September 2023; and

b)

the remaining EUR 2,276,796,748.20 (two billion, two hundred and seventy-six million, seven hundred and ninety-six thousand, seven hundred and forty-eight euros and twenty cents of euro) will be allocated to the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

payment of the final dividend for the year 2023 in a gross amount of EUR 0.39 (thirty-nine cents of euro) per outstanding share of the Bank with the right to participate in said distribution when paid. Payment to shareholders will take place on 10 April 2024.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 27 September 2023 approving the payment of the aforementioned amount as an interim dividend on account of the 2023 dividend.

●

The remaining profit, that is, the amount of EUR 1,578,540,459.42 (one billion, five hundred and seventy-eight million, five hundred and forty thousand, four hundred and fifty-nine euros and forty-two cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2023.

RESOLUTIONS UNDER AGENDA ITEM TWO

The re-election of José Miguel Andrés Torrecillas, Jaime Félix Caruana Lacorte, Ana Cristina Peralta Moreno and Jan Paul Marie Francis Verplancke as members of the Board of Directors, with the status of independent directors, for the statutory mandated period of three years, has been approved by the General Meeting, at the proposal of the Appointments and Corporate Governance Committee.

Likewise, the re-election of Belén Garijo López as member of the Board of Directors, with the status of other external director, for the statutory three-year period, has been approved by the General Meeting, following a favorable report from the Appointments and Corporate Governance Committee.

Lastly, the appointments of Enrique Casanueva Nárdiz, as independent director, and Cristina de Parias Halcón, as other external director, as members of the Board of Directors for the statutory three-year period, have been approved by the General Meeting, at the proposal of the Appointments and Corporate Governance Committee.

The approved re-elections and appointments have been accompanied by the report of the Board of Directors stipulated in Article 529 decies of the Corporate Enterprises Act and, in the case of the re-electionof Belén Garijo López with the favorable report of the Appointments and Corporate Governance Committee. In the case of the appointment of Cristina de Parias Halcón, it is noted that the status of other external director comes from the Appointments and Corporate Governance Committee, which issued a reasoned proposal that includes all relevant information for the purposes of sections 4 and 6 of Article 529 decies of the Corporate Enterprises Act. These reports and reasoned proposal have been made available to shareholders as of the date on which the call notice of the General Meeting was made public.

Consequently, the General Meeting approved the following resolutions:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2.1.

Re-elect José Miguel Andrés Torrecillas, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.2.

Re-elect Jaime Félix Caruana Lacorte, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.3.

Re-elect Belén Garijo López, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of other external director, for the statutory three-year period.

2.4.

Re-elect Ana Cristina Peralta Moreno, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.5.

Re-elect Jan Paul Marie Francis Verplancke, of legal age, of Belgian nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.6.

Appoint Enrique Casanueva Nárdiz, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.7.

Appoint Cristina de Parias Halcón, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of other external director, for the statutory three-year period.

Pursuant to the provisions of paragraph 2 of Article 34 of the Company’s Bylaws, the number of members of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. has been established in 15.

RESOLUTIONS UNDER AGENDA ITEM THREE

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of TWO HUNDRED AND EIGHTY-SIX MILLION, FIFTY-NINE THOUSAND, SEVENTY-EIGHT EUROS AND SIXTY-TWO EURO CENTS (EUR 286,059,078.62), corresponding to FIVE HUNDRED AND EIGHTY-THREE MILLION, SEVEN HUNDRED AND NINETY-FOUR THOUSAND AND THIRTY-EIGHT (583,794,038) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49)), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

BBVA by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 18 March 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction will not involve the repayment of shareholder contributions as the Company itself will hold the shares to be redeemed, and the share capital reduction will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

To confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chairman of the Board of Directors; to the Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)

Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in any domestic or foreign market where BBVA’s shares are listed, taking such steps and actions as may be necessary or advisable for this purpose before

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction, as well as to attend to any formalities and obligations related to the capital reduction and each of its executions.

(vi)

Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)

Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Two.- Nullify, for the unused part, the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting held on 17 March 2023, under item three of the agenda.

RESOLUTION UNDER AGENDA ITEM FOUR

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on February 6, 2024, and which has been made available to shareholders as of the date on which this General Meeting was convened.

RESOLUTIONS UNDER AGENDA ITEM FIVE

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries,

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

RESOLUTION UNDER AGENDA ITEM SIX

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2023, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 15, 2024	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors